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
                                                                                                     Exhibit 12

                                         GE GLOBAL INSURANCE HOLDING CORPORATION
                                                    AND SUBSIDIARIES

                                    Computation of Ratio of Earnings to Fixed Charges


                                                                        Year ended December 31,
                                                   -----------------------------------------------------------------
 (In millions)                                        1997          1996           1995          1994          1993
                                                   -----------------------------------------------------------------
Earnings:
   Earnings before income taxes                     $  882          $780           $561          $409          $395
   Fixed charges
     Minority interest in net earnings of
       consolidated subsidiaries (1)                    83            84             95            97            92
     Interest expense (2)                               47            47             20             3             2
                                                    ------          ----           ----          ----          ----
                                                    $1,012          $911           $676          $509          $489
                                                    ======          ====           ====          ====          ====

Fixed charges:
   Minority interest in net earnings of
     consolidated subsidiaries (3)                    $113          $110           $115          $108          $111
   Interest expense (2)                                 47            47             20             3             2
                                                      ----          ----           ----          ----          ----
                                                      $160          $157           $135          $111          $113
                                                      ====          ====           ====          ====          ====

Ratio of earnings to fixed charges                    6.33          5.80           5.01          4.59          4.33
                                                      ====          ====           ====          ====          ====
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(1)  Minority  interest in net earnings of  consolidated  subsidiaries  includes earnings from purchased affiliates and dividends on subsidiary's  preferred stock.

(2) Interest expense includes an amount for one-third of the annual rental expense which the Company believes is a reasonable approximation of the interest factor for such rentals.

(3) The fixed charges amounts for minority interest in net earnings of consolidated subsidiaries represent the pretax earnings amounts which would be required to cover such fixed charges as calculated below:

                      Earnings From Purchased Affiliates or
                Subsidiary's Preferred Stock Dividend Requirement
                -------------------------------------------------
                             100% - Income Tax Rate

     The income tax rate is based on the relationship of the provision for income tax expense to earnings before income taxes for the respective period.


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